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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                  SCHEDULE TO
                                 (RULE 14d-100)
       TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)

                         ENTERTAINMENT PROPERTIES TRUST
                           (NAME OF SUBJECT COMPANY)

                                BRT REALTY TRUST
                        (NAME OF FILING PERSONS-OFFEROR)

                     COMMON SHARES OF BENEFICIAL INTEREST,
                           PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   29380T105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                SIMEON BRINBERG
                                BRT REALTY TRUST
                              60 CUTTER MILL ROAD
                           GREAT NECK, NEW YORK 11021
                           TELEPHONE: (516) 466-3100
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                   COPIES TO:
                               LAWRENCE LEDERMAN
                      MILBANK, TWEED, HADLEY & MCCLOY LLP
                           ONE CHASE MANHATTAN PLAZA
                            NEW YORK, NEW YORK 10005
                           TELEPHONE: (212) 530-5732

                           CALCULATION OF FILING FEE

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               TRANSACTION VALUATION*                                  AMOUNT OF FILING FEE
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
                     $18,000,000                                              $3,600
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

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 1,000,000 shares of the outstanding common shares of beneficial interest, par value $0.01 per share, at a price per Share of $18.00 in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: $3,600            FILING PARTY: BRT REALTY TRUST
FORM OR REGISTRATION NO.: SCHEDULE        DATE FILED: APRIL 10, 2001
TO

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

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AMENDMENT NO. 4 TO TENDER OFFER STATEMENT

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (as previously amended and amended hereby, the "Schedule TO")is filed by BRT Realty Trust, a Massachusetts business trust ("BRT"). This Schedule TO relates to the offer by BRT to purchase up to 1,000,000 common shares of beneficial interest, par value $0.01 per share (the "Shares"), of Entertainment Properties Trust, a Maryland real estate investment trust (the "Company"), at a price of $18.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 10, 2001 (as amended, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Offer to Purchase.

At 5:00 p.m. on May 15, 2001, the Offer expired in accordance with its terms and was not extended. The conditions to the Offer were not satisfied. BRT has instructed the depositary for the Offer to return promptly all Shares tendered to date and not previously withdrawn.

ITEM 12.  EXHIBITS.

     Item 12 is hereby amended and supplemented to add the following exhibits:

        (a)(14)  Press release issued by BRT, dated May 15, 2001.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          BRT REALTY TRUST

                                          /s/       SIMEON BRINBERG
                                          --------------------------------------
                                                       (Signature)

                                                     Simeon Brinberg,
                                                  Senior Vice President

                                          --------------------------------------
                                                     (Name and Title)

                                                       May 16, 2001
                                          --------------------------------------
                                                          (Date)

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                                 EXHIBIT INDEX

EXHIBIT NO.
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
   (a)(1)     Offer to Purchase dated April 10, 2001.*
   (a)(2)     Letter of Transmittal (including Guidelines for
              Certification of Taxpayer Identification Number on
              Substitute Form W-9).*
   (a)(3)     Notice of Guaranteed Delivery.*
   (a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.*
   (a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Other Nominees.*
   (a)(6)     Letter to Shareholders, dated March 30, 2001.*
   (a)(7)     Press release issued by BRT, dated April 2, 2001.*
   (a)(8)     Letter to Shareholders, dated April 10, 2001.*
   (a)(9)     Press release issued by BRT, dated April 10, 2001.*
  (a)(10)     Letter to Shareholders, dated April 20, 2001.*
  (a)(11)     Press release by BRT, dated April 23, 2001.*
  (a)(12)     Letter to Shareholders, dated April 27, 2001.*
  (a)(13)     Press release issued by BRT, dated April 30, 2001.*
  (a)(14)     Press release issued by BRT, dated May 15, 2001.
      (b)     None.
      (d)     None.
      (g)     None.
      (h)     None.

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* Previously filed.

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